UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       PORTFOLIO RECOVERY ASSOCIATES, INC.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 per share
                          ----------------------------
                         (Title of Class of Securities)

                                    73640Q105
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 24, 2005
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                            Page 2 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  AG FUNDS, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                      7        Sole Voting Power
 Number of                          0
  Shares
Beneficially          8        Shared Voting Power
 Owned By                           0
   Each
 Reporting            9        Sole Dispositive Power
   Person                           0
   With
                      10       Shared Dispositive Power
                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [X]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                            Page 3 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PRA INVESTMENTS, L.L.C.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                      7        Sole Voting Power
 Number of                          0
  Shares
Beneficially          8        Shared Voting Power
 Owned By                           0
   Each
 Reporting            9        Sole Dispositive Power
   Person                           0
   With
                      10       Shared Dispositive Power
                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [X]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                            Page 4 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                      7        Sole Voting Power
 Number of                          577,967
  Shares
Beneficially          8        Shared Voting Power
 Owned By                           0
   Each
 Reporting            9        Sole Dispositive Power
   Person                           577,967
   With
                      10       Shared Dispositive Power
                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    577,967

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [X]

13       Percent of Class Represented By Amount in Row (11)

                                    3.73%

14       Type of Reporting Person (See Instructions)

                  HC; IN

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                            Page 5 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                      7        Sole Voting Power
 Number of                          505,761
  Shares
Beneficially          8        Shared Voting Power
 Owned By                           0
   Each
 Reporting            9        Sole Dispositive Power
   Person                           505,761
   With
                      10       Shared Dispositive Power
                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    505,761

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [X]

13       Percent of Class Represented By Amount in Row (11)

                                    3.27%

14       Type of Reporting Person (See Instructions)

                  HC; IN

                                                               Page 6 of 8 Pages


     This Statement on Schedule 13D relates to shares of common stock, $.01 per share ("Shares"), of Portfolio Recovery Associates, Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D, dated November 15, 2002, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons to report recent distributions of Shares, as a result of which each of the Reporting Persons is no longer the beneficial owner of more than five percent of the outstanding Shares of the Issuer.

Item 2.           Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i) AG Funds, L.P. ("AG Funds");

         ii) PRA Investments, L.L.C. ("PRAI");

         iii) John M. Angelo ("Mr. Angelo"); and

         iv) Michael L. Gordon ("Mr. Gordon").

     This Statement relates to Shares held for the accounts of (i) Mr. Angelo and entities over which he may be deemed to have voting and dispositive control and (ii) Mr. Gordon and entities over which he may be deemed to have voting and dispositive control.

     AG Funds is the managing member of PRAI. AG Funds GP, L.P., a Delaware limited partnership ("AG Funds GP"), is the general partner of AG Funds. JM Funds LLC, a Delaware limited liability company, is the general partner of AG Funds GP. Mr. Angelo and Mr. Gordon are the sole members of JM Funds LLC.

Item 5.           Interest in Securities of the Issuer.


     Based upon information provided by the Issuer in its prospectus dated November 17, 2004, the total number of Shares outstanding was 15,483,732 as of November 17, 2004.


     (a) (i) Each of AG Funds and PRAI may no longer be deemed to be the beneficial owner of any Shares.


     (ii) Mr. Angelo may be deemed to be the beneficial owner of an aggregate of 577,967 Shares (approximately 3.73% of the total number of Shares outstanding) held for his account and for the accounts of entities over which he may be deemed to have voting and dispositive control.


     (iii) Mr. Gordon may be deemed to be the beneficial owner of an aggregate of 505,761 Shares (approximately 3.27% of the total number of Shares outstanding) held for his account and for the accounts of entities over which he may be deemed to have voting and dispositive control.


     (b) (i) Mr. Angelo may be deemed to have sole power to direct the voting and disposition of the 577,967 Shares described in Item 4(a)(ii) above.

                                                               Page 7 of 8 Pages


     (ii) Mr. Gordon may be deemed to have sole power to direct the voting and disposition of the 505,761 Shares described in Item 4(a)(iii) above.


     (c) On February 24, 2005, (i) PRAI transferred the Shares it owned for no consideration in a pro rata distribution to the members of PRAI and (ii) AG
Funds transferred the Shares it owned for no consideration in a pro rata distribution to the partners of AG Funds. Mr. Angelo and Mr. Gordon and entities over which each of them may be deemed to have voting and dispositive control were among the recipients of these Shares. Except for the aforementioned transactions, there have been no transactions effected with respect to the Shares since December 27, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.


     (d) Not applicable.

     (e) As of February 24, 2005, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

                                                               Page 8 of 8 Pages


                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:  February 25, 2005               AG FUNDS, L.P.


                                       By:/s/ Michael L. Gordon
                                          --------------------------------------
                                          Name:  Michael L. Gordon
                                          Title: Chief Operating Officer

Date:  February 25, 2005               JOHN M. ANGELO


                                       /s/ John M. Angelo
                                       -----------------------------------------

Date:  February 25, 2005               MICHAEL L. GORDON


                                       /s/ Michael L. Gordon
                                       -----------------------------------------


Date:  February 25, 2005               PRA INVESTMENTS, L.L.C.

                                       By:  AG Funds, L.P.,
                                            Its Managing Member

                                       By: /s/ Michael L. Gordon
                                           -------------------------------------
                                           Name:   Michael L. Gordon
                                           Title:  Chief Operating Officer